EXHIBIT 99.2

Electra Announces Terms of US$30 Million Brokered Private Placement for Completion of Refinery Construction

TORONTO, Sept. 12, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announces the detailed terms of its previously announced US$30 million financing in connection with its ongoing financial restructuring (the “Restructuring”) with the holders of senior secured convertible notes (the “Lenders”).

The Company has entered into an engagement letter with Cantor Fitzgerald Canada Corporation (“Cantor”) and ECM Capital Advisors Ltd. (together with Cantor, the “Co-Lead Agents”), as co-lead agents, each on its own behalf, and on behalf of a syndicate of agents which includes Independent Trading Group (ITG), Inc. and Kernaghan & Partners Ltd. (collectively with the Co-Lead Agents, the “Agents”), in connection with a “best-efforts” private placement (the “Offering”) for the sale of a minimum of 40,000,000 units of the Company (each, a “Unit”) at a price of US$0.75 (the “Issue Price”) per Unit for aggregate gross proceeds of a minimum of US$30 million.

As previously announced on August 21, 2025, the Offering forms a key part of Electra’s comprehensive plan to strengthen its capital structure and secure funding to advance the commissioning of North America’s first battery-grade cobalt sulfate refinery, located in Temiskaming Shores, Ontario.

Each Unit consists of one common share (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one Common Share at a price of US$1.25 for a period commencing on the date that is 60 days following the completion of the Offering until the date that is 36 months following the completion of the Offering. The Company has also agreed to grant the Agents an option (the “Agents’ Option”) to sell up to an additional 15% of the Offering in Units at the Issue Price.

The Offering is supported by a US$10 million conditional commitment from the Lenders (the “Lender Commitment”).

Existing shareholders have the preferential opportunity to participate in the Offering on the same terms as new investors. Existing shareholders wishing to subscribe may contact Heather Smiles at info@ElectraBMC.com or +1-416-900-3891. All indications of interest must be received by 5:00 p.m. (ET) on September 26, 2025.

Net proceeds from the Offering are intended to be used to advance the completion and ramp-up of Electra’s cobalt refinery, advance the Company’s black mass recycling program, to repay the US$2 million aggregate principal amount of unsecured 90-day promissory notes issued to the Lenders on August 22, 2025, to pay expenses in connection with the Restructuring and to support general working capital and corporate purposes. In the event that the aggregate gross proceeds from the Offering exceeds US$34.5 million, all such excess amounts will be used to repurchase senior secured convertible notes from the Lenders.

The Offering is scheduled to close on or around October 15, 2025, (the “Closing Date”) concurrently with the closing of the Restructuring and is subject to shareholder approval at the special meeting of the Company’s shareholders to approve the Restructuring, which is currently anticipated to take place on or around October 9, 2025, as well as other customary conditions including the receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange and notification to the Nasdaq Stock Market. There can be no assurance as to whether or when the Offering may be completed.

As consideration for their services, at the Closing Date, the Company shall pay to the Agents a cash commission equal to 6% of the gross proceeds of the Offering, and will issue to the Agents the number of non-transferable warrants of the Company (the “Broker Warrants”) equal to 6% of the number of Units sold under the Offering, other than in respect of Units sold to purchasers on a president’s list as agreed to between the Company and the Agents, and in respect of the Units sold under the Lender Commitment, in which case the cash commission will each be reduced to 3% and for which no Broker Warrants shall be issued. Each Broker Warrant will entitle the holder to acquire one Common Share at the Issue Price, at any time on or before the date that is 36 months following the Closing Date.

The Units are being offered on a private placement basis to purchasers resident in each of the provinces and territories of Canada, except Québec (the “Canadian Selling Jurisdictions”) pursuant to the listed issuer financing exemption as set out under Part 5A of National Instrument 45-106 – Prospectus Exemptions, as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Listed Issuer Financing Exemption”) as well as to purchasers resident outside of Canada pursuant to Ontario Securities Commission Rule 72-503 – Distributions Outside Canada. A portion of the Units to be issued under the Offering may be offered on a private placement basis to purchasers in each of the Canadian Selling Jurisdictions pursuant to the accredited investor exemption outlined in Part 2 of NI 45-106. There is an offering document related to the portion of the Offering conducted under the Listed Issuer Financing Exemption accessible under the Company’s profile on SEDAR+ at www.sedarplus.ca and at www.electrabmc.com. Prospective investors should read this offering document before making an investment decision.

The Common Shares issuable from the sale of up to 6,400,000 Units, and the Common Shares issuable upon the exercise of the Warrants at least 60 days from the completion of the Offering, from these Units, issued under the Listed Issuer Financing Exemption will not be subject to a hold period in accordance with Canadian securities laws and are expected to be immediately freely tradeable. All other securities issued in the Offering to purchasers in Canada will be subject to a statutory hold period of four months and one day following issuance to the extent required by applicable securities laws. Any securities sold outside of Canada to non-residents of Canada will be free of any hold period under applicable Canadian securities legislation.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Any securities sold in the United States shall be sold only to “accredited investors” (as such term is defined in Rule 501(a) under the U.S. Securities Act) pursuant to Rule 506(c) of Regulation D under the U.S. Securities Act.

About Electra Battery Materials
Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements and include, but are not limited to, statements regarding the closing of the Offering and the Restructuring and anticipated timing thereof, the exercise of the Agents’ Option, receipt of required regulator and shareholder approvals, the expected ramp-up and commissioning of the cobalt sulfate refinery and the Company’s future growth plans, including nickel refining and battery recycling. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “will,” “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “will,” “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include failure to obtain required approvals or satisfy closing conditions, changes in government policy or funding commitments, delays in construction or commissioning of the refinery, inability to complete the Offering or the Restructuring on the proposed terms and general economic, market, and geopolitical conditions. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.